UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM  _____  TO  _____
COMMISSION FILE NUMBERS 033-47073; 333-147397; 333-154364
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Scotts Company LLC Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION
The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:
Audited Financial Statements
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008
Notes to Financial Statements
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year
Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 18, 2010	By:	/s/ David C. Evans
		Printed Name:	David C. Evans
		Title:	Executive Vice President and Chief Financial Officer of The Scotts Miracle-Gro Company

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE:	Other supplement schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio
We have audited the accompanying Statements of Net Assets Available for Benefits of THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN as of December 31, 2009 and 2008 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at year end as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 18, 2010
Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
The Scotts Company LLC
Retirement Savings Plan

	December 31
	2009	2008
ASSETS

Receivables:
Other receivable	$—	$443,701

	—	443,701
Investments, at Fair Value:
Alger Small Mid Cap Growth	10,407,592	6,724,767
Brandywine Blue Fund	16,269,513	14,156,293
CRM Small Cap Value Fund	4,368,371	2,862,183
Dodge and Cox Stock Fund	14,439,858	9,765,399
EuroPacific Growth Fund-Class A	17,626,637	11,624,894
Fidelity Contrafund	22,511,889	17,002,131
Fidelity Freedom Income Fund	1,262,976	1,043,399
Fidelity Freedom 2000 Fund	1,242,529	1,007,261
Fidelity Freedom 2005 Fund	322,489	244,098
Fidelity Freedom 2010 Fund	3,999,159	3,476,500
Fidelity Freedom 2015 Fund	1,651,386	920,556
Fidelity Freedom 2020 Fund	11,092,930	7,736,200
Fidelity Freedom 2025 Fund	1,371,874	433,376
Fidelity Freedom 2030 Fund	7,543,302	4,641,508
Fidelity Freedom 2035 Fund	1,741,286	579,837
Fidelity Freedom 2040 Fund	3,674,532	1,932,828
Fidelity Freedom 2045 Fund	1,819,699	462,932
Fidelity Freedom 2050 Fund	1,098,351	342,636
Fidelity Low Price Stock Fund	6,880,779	4,161,756
Fidelity Managed Income Portfolio	28,823,351	25,959,768
Fidelity Puritan Fund	18,472,761	14,350,038
PIMCO Total Return Fund	14,104,815	10,098,911
Spartan 500 Index Fund	14,841,109	11,693,057
The Scotts Miracle-Gro Company Common Shares	20,456,524	14,920,430
Participant Loans	7,049,411	6,413,780

Total Investments	233,073,123	172,554,538

Total Assets	233,073,123	172,998,239

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	233,073,123	172,998,239

Adjustment from fair value to contract value for the Fidelity Managed Income Portfolio, a fully benefit-responsive investment contract	535,975	1,400,322

Net Assets Available for Benefits	$233,609,098	$174,398,561

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
The Scotts Company LLC
Retirement Savings Plan

	Year Ended December 31
	2009	2008
Additions to Net Assets Attributed to:
Contributions:
Employer	$14,686,342	$11,823,896
Participant	13,964,401	11,908,349
Rollovers	1,056,010	1,436,284

	29,706,753	25,168,529

Interest on participant loans	442,965	482,131
Interest and dividend income	3,901,197	7,489,583
Net appreciation of investments	37,879,795	—

Total Additions	71,930,710	33,140,243

Deductions from Net Assets Attributed to:
Benefits paid to participants	12,792,730	21,343,143
Net depreciation of investments	—	71,572,929
Administrative expenses	61,346	60,676

Total Deductions	12,854,076	92,976,748

Net Increase (Decrease) before Plan Transfer	59,076,634	(59,836,505)

Plan Transfer	133,903	(28,197)

Net Assets Available for Benefits:
Beginning of Year	174,398,561	234,263,263

End of Year	$233,609,098	$174,398,561

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
NOTE 1. DESCRIPTION OF PLAN
The following description of The Scotts Company LLC Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions, such as eligibility, vesting, allocation and funding.
General:
The Plan is a defined contribution plan covering all employees of The Scotts Company LLC (the “Company”) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective January 1, 2009, the Plan was restated to incorporate all previous amendments into a single Plan document.
Eligibility:
Domestic employees (other than employees of EG Systems, Inc.) are eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of employment. Employees of EG Systems, Inc. doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligible service and are eligible to make contributions and receive matching contributions on the first day of the month coinciding with or after completing 60 days of service. Effective January 1, 2003, temporary employees are not eligible to participate in the Plan.
Employee Contributions:
The Plan provides for a participant to make pre-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service (“IRS”) maximum deferral amount. The maximum pre-tax contributions for the years ended December 31, 2009 and 2008 were $16,500 and $15,500, respectively. The Plan also provides that participants who will reach age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions of up to $5,500 and $5,000, respectively, during each of the years ended December 31, 2009 and 2008. Beginning January 1, 2009, participants also have the option to make elective after-tax contributions to a Roth 401(k). Total after-tax Roth contributions for the year ended December 31, 2009 were $565,148.
Employer Contributions:
The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive a contribution equal to 2% of monthly compensation. This percentage increases to 4% when employees’ year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant pre-tax contributions dollar for dollar for the first 3% of pay and matches $0.50 on the dollar for the next 2% of participant pre-tax contributions.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
Participants’ Accounts:
401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer base and matching contributions, earnings and losses thereon.
Rollover contributions from other plans are also accepted provided certain specified conditions are met.
Vesting:
All participants are immediately vested in their contributions plus actual earnings thereon. Matching and transition contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.
Forfeitures:
The non-vested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures used totaled $501,133 and $212,233 for the years ended December 31, 2009 and 2008, respectively.
Participants’ Loans:
Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years, or 10 years if the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates established by Fidelity Management Trust Company. Principal and interest are paid ratably through monthly payroll deductions.
Other Plan Provisions:
Normal retirement age is 65; however the Plan also provides for in-service withdrawals for active employees under certain circumstances.
Payment of Benefits:
Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution.
Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with IRS guidelines.
Investment Options:
Upon enrollment in the Plan, a participant may direct their contributions in any or all of the investment options under the Plan.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting:
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments:
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Participants’ loans are valued at their outstanding balances, which approximates fair value.
Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Gains and losses on sales of investments are based on the average cost method.
Use of Estimates:
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Payments of Benefits:
Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
Administrative Fees:
The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.
Risks and Uncertainties:
The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Recent Accounting Pronouncements:
In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under ASC 820, Fair Value Measurements and Disclosures, which addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity have significantly decreased and the transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be necessary. Additionally, this guidance requires additional disclosures of investments by major category based on the nature and risks of the security. This guidance was effective prospectively for reporting periods ending after June 15, 2009, and the adoption did not have a material impact on the Plan’s financial condition or results of operations. Management has included the required disclosures in Note 9 to the Plan’s financial statements.
In January 2010, the FASB issued Accounting Standard Update 2010-06, which requires additional disclosures related to fair value measurements. The additional disclosures include a separate disclosure of the amount of significant transfers in and out of Level 1 and 2, including a description of the reason for the transfer. In addition, for the reconciliation of activity in Level 3 measurements, information about purchases, sales, issuances and settlements are reported on a gross basis. The new disclosures and clarifications of existing disclosures are effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for reporting periods beginning after December 15, 2010. This guidance will only affect footnote disclosures and will not have an impact on the financial statements.
Subsequent Events:
For the year ended December 31, 2009, the Plan has evaluated subsequent events for potential recognition and disclosure through June 18, 2010, the date the financial statements were available for issuance.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
NOTE 3. INVESTMENTS
The following fair values of the investments individually represent 5% or more of net assets available for benefits as of December 31:

	2009	2008
Fidelity Managed Income Portfolio	$28,823,351	$25,959,768
Fidelity Contrafund	22,511,889	17,002,131
The Scotts Miracle-Gro Company Common Shares	20,456,524	14,920,430
Fidelity Puritan Fund	18,472,761	14,350,038
EuroPacific Growth Fund-Class A	17,626,637	11,624,894
Brandywine Blue Fund	16,269,513	14,156,293
Spartan 500 Index Fund	14,841,109	11,693,057
Dodge and Cox Stock Fund	14,439,858	9,765,399
PIMCO Total Return Fund	14,104,815	10,098,911
NOTE 4. INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY
The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio, (the “Portfolio”) with Fidelity Management Trust Company, the Trustee. The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stabilization than a traditional investment.
As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Fidelity Management Trust Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The stable value investment contract does not permit Fidelity Management Trust Company to terminate the agreement prior to the scheduled maturity date.
The following are the average yields for the stable value investment contract for 2009 and 2008:

Average Yields:	2009	2008
Based on actual earnings	1.66%	3.74%
Based on interest rates credited to participants	1.20%	3.04%
NOTE 5. TAX STATUS
The Plan’s latest favorable determination letter is dated March 6, 2009. The letter confirms that the form of the Plan, as amended through December 21, 2007, and contingent upon the timely adoption of the Second Amendment to the Plan, which was timely adopted on May 15, 2009, was in form compliant with the applicable qualification requirements of the Internal Revenue Code. The Plan has subsequently been amended and restated. The Plan Administrator, the Company and the Plan’s legal counsel believe that the subsequent amendments to the Plan have no adverse impact on its qualification. Further, the Plan Administrator and the Company believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made.
NOTE 6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become fully vested in their accounts.
NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$233,609,098	$174,398,561

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(535,975)	(1,400,322)

Net assets available for benefits per the Form 5500	$233,073,123	$172,998,239

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
The following is a reconciliation of investment income per the financial statements to the Form 5500:

2009

Interest and dividend income and net appreciation of investments per the financial statements	$42,223,957

Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2009	(535,975)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2008	1,400,322

Rounding	11

Net investment income per the Form 5500	$43,088,315

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.
NOTE 9. FAIR VALUE MEASUREMENTS
Effective January 1, 2008, The Plan adopted accounting guidance with respect to the fair value measurement and disclosure of assets and liabilities. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs in the fair value hierarchy are as follows:
•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•	Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
•	Participant loans: Valued at amortized cost, which approximates fair value.
•
Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large Cap equity funds	$68,062,369	$—	$—	$68,062,369
Target Date blended funds	35,557,537	—	—	35,557,537
Balanced funds	18,472,761	—	—	18,472,761
International equity funds	17,626,637	—	—	17,626,637
Mid Cap equity funds	17,288,371	—	—	17,288,371
Fixed Income funds	15,367,791	—	—	15,367,791
Small Cap equity funds	4,368,371	—	—	4,368,371
The Scotts Miracle-Gro Company common shares	20,456,524	—	—	20,456,524
Stable value investment contracts	—	28,823,351	—	28,823,351
Participant loans	—	—	7,049,411	7,049,411

Total investments at fair value	$197,200,361	$28,823,351	$7,049,411	$233,073,123

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large Cap equity funds	$52,616,880	$—	$—	$52,616,880
Target Date blended funds	21,777,732	—	—	21,777,732
Balanced funds	14,350,038	—	—	14,350,038
International equity funds	11,624,894	—	—	11,624,894
Mid Cap equity funds	10,886,523	—	—	10,886,523
Fixed Income funds	11,142,310	—	—	11,142,310
Small Cap equity funds	2,862,183	—	—	2,862,183
The Scotts Miracle-Gro Company common shares	14,920,430	—	—	14,920,430
Stable value investment contracts	—	25,959,768	—	25,959,768
Participant loans	—	—	6,413,780	6,413,780

Total investments at fair value	$140,180,990	$25,959,768	$6,413,780	$172,554,538

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

	Level 3 Assets
	Participant Loans
	2009	2008
Balance, beginning of year	$6,413,780	$6,123,133
Purchases, sales, issuances and settlements (net)	635,631	290,647

Ending Balance	$7,049,411	$6,413,780

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan
EIN 31-1414921
Plan Number 001
December 31, 2009

	(b) Identity of Issue,	(c) Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	Alger Small Mid Cap Growth	Registered Investment Company	N/A	$10,407,592
	Brandywine Blue Fund	Registered Investment Company	N/A	16,269,513
	CRM Small Cap Value Fund	Registered Investment Company	N/A	4,368,371
	Dodge and Cox Stock Fund	Registered Investment Company	N/A	14,439,858
	EuroPacific Growth Fund-Class A	Registered Investment Company	N/A	17,626,637
*	Fidelity Contrafund	Registered Investment Company	N/A	22,511,889
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	1,262,976
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	1,242,529
*	Fidelity Freedom 2005 Fund	Registered Investment Company	N/A	322,489
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	3,999,159
*	Fidelity Freedom 2015 Fund	Registered Investment Company	N/A	1,651,386
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	11,092,930
*	Fidelity Freedom 2025 Fund	Registered Investment Company	N/A	1,371,874
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	7,543,302
*	Fidelity Freedom 2035 Fund	Registered Investment Company	N/A	1,741,286
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	3,674,532
*	Fidelity Freedom 2045 Fund	Registered Investment Company	N/A	1,819,699
*	Fidelity Freedom 2050 Fund	Registered Investment Company	N/A	1,098,351
*	Fidelity Low Price Stock Fund	Registered Investment Company	N/A	6,880,779
*	Fidelity Managed Income Portfolio	Common Collective Trust	N/A	28,823,351
*	Fidelity Puritan Fund	Registered Investment Company	N/A	18,472,761
	PIMCO Total Return Fund	Registered Investment Company	N/A	14,104,815
	Spartan 500 Index Fund	Registered Investment Company	N/A	14,841,109
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	N/A	20,456,524
*	Participant Loans	Notes receivable (interest at rates ranging from 4.25% to 10% due through January 12, 2015)	N/A	7,049,411

				$233,073,123

*	Party-in-interest to the Plan.

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2009
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.